Exhibit 1.A(5)(h)

                    SECURITY LIFE OF DENVER INSURANCE COMPANY

               CONTINUATION OF COVERAGE AFTER AGE 100 ENDORSEMENT

This endorsement is part of the policy to which it is attached. It must be read with all policy provisions. The endorsement is effective on the policy anniversary nearest the insured's 100th birthday. This endorsement continues coverage beyond the maturity date. This extension of coverage will occur on the policy anniversary nearest the insured's 100th birthday unless you choose to surrender the policy for the maturity value at that time.

DESCRIPTION OF CONTINUATION OF COVERAGE
If this policy is in force on the policy anniversary nearest the insured's 100th birthday, the policy will continue pursuant to the terms of the policy. On this date, the following will occur:
(a)     STATED DEATH BENEFIT.
        o If there is no Adjustable Term Insurance Rider on the policy, the Stated Death Benefit remains unchanged as of the policy anniversary nearest the insured's 100th birthday.
        o If an Adjustable Term Insurance Rider is attached to the policy, the Stated Death Benefit for the policy will equal the target death benefit on the policy anniversary nearest the insured's 100th birthday. Any Adjustable Term Insurance Rider will then terminate.
(b)     RIDERS.  All other riders attached to the policy also will terminate.
(c) INVESTMENT OPTIONS. The portion of your account value invested in the investment options of the Variable Account will be transferred into the Guaranteed Interest Division and no further investment in the investment options in the Variable Account will be allowed.
(d) DEATH BENEFIT OPTION. If the death benefit option in force on the policy is Option 2 or Option 3, the policy will be converted to death benefit Option 1 in accordance with procedures outlined in the Death Benefit Option Changes provision of the policy. No further changes will be allowed to the death benefit option.

ADMINISTRATIVE FEE
On the policy anniversary nearest the insured's 100th birthday, a one-time administrative fee of $200 will be charge against your policy's account value.

POLICY PROCESSING AFTER AGE 100
After the policy anniversary nearest the insured's 100th birthday:
o    No further premiums will be accepted
o    No monthly deductions will be made
o Interest will continue to be credited to the account value in the Guaranteed Interest Division
o    Policy loans and withdrawals continue to be available
o Any existing policy loan will continue and loan interest will continue to accrue
o    Payments on policy loans and payments on loan interest will be accepted
o The policy will enter the 61-day grace period if the net cash surrender value is zero or less

DEFINITION OF LIFE INSURANCE FACTORS
o If your policy was issued using the Guideline Premium Test, the definition of life insurance factor after age 100 is 1.00.
o If your policy was issued using the Cash Value Accumulation Test, the definition of life insurance factor after age 100 is 1.00

SECURITY LIFE OF DENVER INSURANCE COMPANY


SECRETARY
Gary W. Waggoner